40-33

SUTHERLAND

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
WASHINGTON DC

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sutherland.com

June 22, 2010

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Ares Capital Corporation--File No. 814-00663

Ladies and Gentlemen:

On behalf of Ares Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are the following documents:

i. Letter from Proskauer Rose LLP to The Honorable Michael D. Mason regarding the filing of an Amended Stipulation of Settlement in the case captioned *In re Allied Capital Corporation Shareholder Litigation* pending in the Circuit Court of Maryland for Montgomery County, Civil Action No. 322639-V;

ii. Copy of the filed Amended Stipulation of Settlement; and

iii. Copy of an Order approving a revised form of Notice of Pendency and Proposed Settlement of Class Action to be sent to all members of the settlement class and a revised form of Order and Final Judgment to be substituted in place of the form that was included in the original Stipulation of Settlement.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosures

Proskauer>> Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 400 South Washington, DC 20004-2533

May 25, 2010

Jacqueline W. Perrell
Attorney
d 202.416.5821
f 202.416.6899
jperrell@proskauer.com
www.proskauer.com

VIA E-MAIL AND HAND-DELIVERY

The Honorable Michael D. Mason
Circuit Court for Montgomery County, Maryland
50 Maryland Avenue
Rockville, MD 20850

Re: *In re Allied Capital Corporation Shareholder Litigation*
Civil Action No. 322639V

Dear Judge Mason:

We represent Ares Capital Corporation and ARCC Odyssey Corp. (the "Ares Defendants") in the above-referenced case (the "Maryland action"). As the Court is aware, the parties to the Maryland action submitted a Stipulation of Settlement dated March 17, 2010, and the Court entered the Preliminary Approval of Class Action Settlement and Scheduling Order (the "Preliminary Approval Order") on March 18, 2010. The Preliminary Approval Order set the Settlement Hearing for July 29, 2010.

As we previously advised Your Honor through a call to Chambers, the defendants have now settled the two other putative class actions arising from the merger between Ares and Allied Capital Corporation ("Allied"): (i) a consolidated action, *In re Allied Capital Corporation Shareholders Litigation*, Case No. 2009 CA 008123 B, pending in the Superior Court of the District of Columbia; and (ii) *Ryan v. Walton*, Civil Action No. 1:10-CV-00145, pending in the U.S. District Court for the District of Columbia. Both cases have been stayed pending the final approval of the settlement before this Court.

The parties to all of the actions have now memorialized their settlement in the attached Amended Stipulation of Settlement dated May 24, 2010 (the "Amended Stipulation"). The Amended Stipulation includes, among other things: (i) a revised form of Notice of Pendency and Proposed Settlement of the Class Action ("Revised Notice") to be sent to all members of the Settlement Class (*see* Amended Stipulation, Exhibit B), and (ii) a revised form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing (*see* Amended Stipulation, Exhibit C).

The parties respectfully request that this Court enter an Order (in the form attached as Exhibit A to the Amended Stipulation), in order to accomplish the following:

- authorize the sending to the members of the Settlement Class the Revised Notice within twelve (12) business days after the earlier of (i) the conclusion of the deposition of John Scheurer (Allied's former President and CEO) or (ii) June 7, 2010. As we explained in our letter dated May 18, 2010 to Your Honor, the extension is necessary because Mr.

Scheurer's deposition, originally scheduled for April 26, 2010 and then rescheduled for May 19, 2010, had to be postponed again due to another death in Mr. Scheurer's family.

- substitute the revised form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing.

The parties request that Your Honor please contact counsel for the parties with any questions or instructions.

Respectfully submitted,

Jacqueline W. Perrell
Margaret A. Dale (*pro hac vice* admission pending)

Attachments

cc: (by e-mail w/attachments):
Charles J. Piven, Esq.
John Isbister, Esq.
Evan J. Smith, Esq.
Donald Enright, Esq.
Juan E. Monteverde, Esq.
Seth D. Rigrodsky, Esq.
Brian D. Long, Esq.
David A. Rosenfeld, Esq.
Thomas F. Connell, Esq.

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

AMENDED STIPULATION OF SETTLEMENT

The parties to the consolidated actions captioned *In re Allied Capital Corporation Shareholder Litigation.*, No. 322639 (the "Action"), pending in the Circuit Court for Montgomery County, Maryland (the "Court"), by and through their respective attorneys, have entered into this Amended Stipulation of Settlement ("Amended Stipulation"), effective as of March 2, 2010, memorializing their proposed Settlement of the Action ("Settlement"). The Defendants in the Action are: Allied Capital Corporation ("Allied"), William L. Walton, John M. Scheurer, Joan M. Sweeney, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen, Ares Capital Corporation ("Ares"), and ARCC Odyssey Corporation ("ARCC Odyssey"). This Amended Stipulation supersedes the Stipulation entered into by the parties to the Action dated March 17, 2010.

WHEREAS, Allied, Ares and ARCC Odyssey entered into an Agreement and Plan of Merger dated October 26, 2009 (the "Merger Agreement"), pursuant to which Ares will acquire Allied in a stock-for-stock transaction in which each share of Allied common stock will be exchanged for 0.325 shares of Ares common stock (the "Acquisition");

WHEREAS, beginning in 2008, Allied began to explore a variety of strategic alternatives, including those described in the Definitive Proxy Statement (defined below) (all such strategic alternatives considered by Allied, collectively, the "Strategic Alternatives"). Ultimately, Allied decided to proceed with the Acquisition rather than any other Strategic Alternatives;

WHEREAS, Ares filed a Registration Statement, including a Preliminary Joint Proxy Statement (as amended, the "Preliminary Proxy Statement") of Ares and Allied that also constituted a Prospectus of Ares, on Form N-14 (File No. 333-163760) with the United States Securities and Exchange Commission (the "SEC") on December 16, 2009, which Registration Statement was amended by Pre-Effective Amendment No. 1 on January 26, 2010, Pre-Effective Amendment No. 2 on February 1, 2010, Pre-Effective Amendment No. 3 on February 4, 2010 and Pre-Effective Amendment No. 4 on February 11, 2010 and declared effective by the SEC on February 11, 2010 (such Registration Statement, as amended, the "Registration Statement");

WHEREAS, on February 12, 2010, pursuant to Rule 497(b) under the Securities Act of 1933 (the "Securities Act"), Ares filed with the SEC the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Ares Definitive Proxy Statement");

WHEREAS, on February 12, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act of 1934 (the "Exchange Act") the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Allied Definitive Proxy Statement" and, together with the Ares Definitive Proxy Statement, the "Definitive Proxy Statement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010;

WHEREAS, on March 9, 2010, pursuant to Rule 425 under the Securities Act, Ares filed with the SEC a supplement to the Ares Definitive Proxy Statement (the "Ares Proxy Supplement");

WHEREAS, on March 9, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act a supplement to the Allied Definitive Proxy Statement (the "Allied Proxy Supplement" and, together with the Ares Proxy Supplement, the "Proxy Supplement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010;

WHEREAS, on November 3, 2009, plaintiffs James M. Harris and Robert Kiesewetter, through their counsel Levi & Korsinsky, LLP, commenced an action in the Circuit Court of Montgomery County by filing a Class Action and Derivative Complaint ("the *Harris* Complaint");

WHEREAS, in the weeks after the *Harris* Complaint was filed, seven other similar actions were filed in Maryland's Circuit Courts, all of which were either commenced in or transferred to the Circuit Court for Montgomery County, and by Orders dated January 21, 2010 and February 2, 2010, were consolidated under a single caption into the Action;

WHEREAS, there are currently pending two other actions that are separate from the Action but that involve parties and issues similar to the ones here, *In Re Allied Capital Corporation Shareholders Litigation*, Case No. 2009 CA 008123 B (D.C. Super. Ct.) (the "D.C. Superior Court Action"); and *James Ryan et al. v. Walton et al.*, No. 1:10-CV-00145-RMC (D.D.C.) (the "Federal Action") (the D.C. Superior Court Action and the Federal Action, collectively, the "D.C. Cases");

WHEREAS, by Order entered January 21, 2010, the Court appointed the law firms of Brower Piven, A Professional Corporation ("Brower Piven"), and Tydings & Rosenberg, LLP ("Tydings") as Interim Co-Lead Counsel in the Action ("Maryland Plaintiffs' Counsel");

WHEREAS, on February 1, 2010, Maryland Plaintiffs' Counsel filed a Consolidated Amended Class Action Complaint and Jury Demand (the "Complaint") in the Action. The Complaint alleged that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton (the "Maryland Plaintiffs") are and were shareholders of Allied at all relevant times, and that they are bringing the Action as a putative class action on behalf of all public shareholders of Allied, with the exception of certain persons and entities excluded from the proposed class, such as Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of Defendants;

WHEREAS, on January 25, 2010, plaintiffs James Ryan, David Allen and Ronald Sherman (the "Federal Action Plaintiffs") commenced the Federal Action against Defendants;

WHEREAS, on March 10, 2010, plaintiffs Elliot Sandler and Montie L. Wienecki (the "D.C. Superior Court Action Plaintiffs"), through their counsel Rigrodsky & Long, P.A. and Robbins Geller Rudman & Dowd LLC f/k/a Coughlin Stoia Geller Rudman & Robbins LLC (collectively, "D.C. Superior Court Action Plaintiffs' Counsel") filed a Verified Consolidated Class Action and Shareholder Derivative Complaint against Defendants;

WHEREAS the Maryland Plaintiffs, the Federal Action Plaintiffs, and the D.C. Superior Court Action Plaintiffs are collectively referred to as "Plaintiffs";

WHEREAS, the Action seeks, among other things, injunctive and declaratory relief on the ground that the alleged conduct of Defendants in connection with the Acquisition constitutes a breach of fiduciary duties, or aiding in such a breach, by Defendants; that certain of the Defendants breached their fiduciary duties in connection with the dissemination of the Registration Statement, which was alleged to be materially misleading and to have failed to disclose material information; that the consideration offered by Ares and accepted by Allied pursuant to the Merger Agreement was not fair and adequate to the Allied shareholders; and that Allied failed to adequately consider unsolicited offers to acquire Allied by Prospect Capital Corporation (the "Prospect Offers");

WHEREAS, on or about February 3, 2010, Allied agreed to the production of certain expedited discovery requested by the Maryland Plaintiffs including presentations to the Allied board of directors by its investment bankers, Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Bank of America/Merrill Lynch"), Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), and minutes of the meetings of the Allied board of directors. To that end, on February 3, 2010, Maryland Plaintiffs and Defendants entered into a Stipulation and [Proposed] Order Governing the Protection and Exchange of Confidential Information (the "Discovery Stipulation"), which was entered by the Court on or about February 18, 2010;

WHEREAS, on or about February 18, 2010 and March 3, 2010, Allied produced to Maryland Plaintiffs confidential, non-public documents subject to the Court-approved Discovery Stipulation;

WHEREAS, on February 24, 2010, Defendants filed a Motion to Dismiss the Complaint in its entirety, and, on February 25, 2010, the Court held a scheduling conference at which it (i) scheduled a hearing on Defendants' Motion to Dismiss for March 9, 2010, (ii) ordered that certain documents not already agreed to be produced be made available to Maryland Plaintiffs on March 9, 2010, depending upon the Court's resolution of Defendants' Motion to Dismiss, and (iii) scheduled a hearing for a forthcoming Motion for Preliminary Injunction, if necessary, on March 24, 2010;

WHEREAS, Maryland Plaintiffs' Counsel, the law firm of Brodsky Smith LLC, and Defendants' counsel have engaged in arms'-length negotiations on numerous occasions concerning a potential settlement of the Action;

WHEREAS, the parties believe that this Settlement is in their respective best interests and in the best interests of Allied, Ares and their shareholders;

WHEREAS, Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the alleged Settlement Class (as defined below) and otherwise deny that they engaged in any wrongdoing or committed any violation of law or breach of duty and believe that they acted properly at all times but wish to settle the litigation on the terms and conditions stated herein to eliminate the burden and expense of further litigation and to put the claims to be released hereby to rest finally and forever;

WHEREAS, Maryland Plaintiffs' Counsel has determined that pending confirmatory discovery, as set forth below, a settlement on the terms reflected in this Amended Stipulation is fair, reasonable, adequate, and in the best interests of Allied's shareholders;

WHEREAS, Plaintiffs entry into this Amended Stipulation is not an admission as to the lack of merit of any of the claims asserted by them, and Defendants' entry into this Amended Stipulation is not an admission of fault by any of the Defendants;

WHEREAS, the parties in the Action entered into a Memorandum of Understanding on March 2, 2010 (the "MOU"), memorializing their agreement to settle the Action on terms and conditions substantially similar to those set forth herein;

WHEREAS, as consideration for the settlement, on March 9, 2010, Ares and Allied filed the Proxy Supplement which includes among other things, certain additional disclosures to Allied's shareholders requested by Maryland Plaintiffs' Counsel, which disclosures concerned 1) the relationship between Bank of America/Merrill Lynch, Sandler O'Neill, Allied and Ares; 2) Allied Capital's exploration of Strategic Alternatives; 3) the financial analyses performed by Bank of America/Merrill Lynch and Sandler O'Neill in support of the fairness opinions they provided to Allied's board of directors in connection with the Acquisition; 4) the Prospect Offers; and 5) negotiation of certain terms in the Merger Agreement (collectively, the "Supplemental Disclosures"). (The Supplemental Disclosures are reflected on pages 37-41 in the Proxy Supplement and are attached hereto as Exhibit D);

WHEREAS, Defendants acknowledge that the pendency and efforts of Maryland Plaintiffs' Counsel in prosecuting the Action as well as the pendency of the Federal Action and the D.C. Superior Court Action were substantial causal factors underlying their decision to include the Supplemental Disclosures;

WHEREAS, Ares consented under the terms of the Merger Agreement to Allied's intention to declare a special dividend of $0.20 per share to Allied shareholders in connection with the approval of the merger transaction (the "Special Dividend");

WHEREAS, for purposes of this Settlement only, Defendants also acknowledge that the pendency of the Action and/or the allegations made in the Action, and this Action alone, was a contributing factor, out of many factors considered by Allied in its intention to declare the Special Dividend;

WHEREAS, commencing on or about March 11, 2010, Allied mailed the Proxy Supplement to each Allied shareholder of record as of February 2, 2010;

WHEREAS, no further disclosure shall be required under this Amended Stipulation;

WHEREAS, Plaintiffs continue to believe that they have raised meritorious claims, but also believe that the Supplemental Disclosures resulting from the Settlement will permit Allied's shareholders to make a fully informed decision with respect to the Acquisition and that the Special Dividend will provide Allied's shareholders with tangible additional consideration if the merger is approved;

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation and that the interests of the parties would be best served by a settlement of the litigation herein;

WHEREAS, on March 19, 2010, pursuant to a March 9, 2010 Order issued by the court in the Federal Action, Allied produced to Federal Action Plaintiffs, through their counsel Levi & Korsinsky LLP ("Federal Action Plaintiffs' Counsel"), confidential, non-public documents, including (i) documents produced in the Action; (ii) documents related to the Callidus transaction; and (iii) documents related to the Prospect Offers (including email communications), subject to a Stipulation and [Proposed] Order Governing the Protection and Exchange of Confidential Information, which was entered by the federal court on March 22, 2010;

WHEREAS, Federal Action Plaintiffs' Counsel and their expert reviewed the aforementioned discovery produced by Allied;

WHEREAS, based on their review of the discovery produced by Allied, Federal Action Plaintiffs' Counsel represented that they have concluded that there were substantial uncertainties concerning the unsolicited Prospect Offers and whether Prospect could ever successfully obtain necessary approval to complete the proposed transaction, and based on these documents, Federal Action Plaintiffs' Counsel represented that they have concluded that these and other contingencies led the Allied board of directors to conclude that the Prospect Offers could not lead to a superior proposal;

WHEREAS, based on their review of the discovery produced by Allied, Federal Action Plaintiffs' Counsel acknowledge that the Supplemental Disclosures permitted Allied's shareholders to make a fully informed decision with respect to the Acquisition and acknowledge further that the Supplemental Disclosures and Special Dividend mooted the Federal Action;

WHEREAS, each of Federal Action Plaintiffs' Counsel and D.C. Superior Court Action Plaintiffs' Counsel has determined that pending confirmatory discovery, a settlement on the terms reflected in this Amended Stipulation is fair, reasonable, adequate, and in the best interests of Allied's shareholders;

WHEREAS, Federal Action Plaintiffs' Counsel and D.C. Superior Court Action Plaintiffs' Counsel have had the opportunity to participate in the confirmatory discovery as set forth below;

WHEREAS, the parties to the Federal Action, by and through their counsel, have entered into a Stipulation to stay the Federal Action ("Federal Stipulation"), which was filed with the federal court on March 21, 2010;

WHEREAS, on March 22, 2010, the federal court approved the Federal Stipulation, and all proceedings in the Federal Action are stayed in contemplation of dismissal with prejudice pursuant to Fed. R. Civ. P. 41(a)(1) once the settlement of the Action has been finally approved by the Maryland court;

WHEREAS, on March 26, 2010, the D.C. Superior Court Action was stayed;

WHEREAS, once the settlement of the Action has been finally approved by the Maryland court, D.C. Superior Court Action Plaintiffs' Counsel will dismiss the D.C. Superior Court Action with prejudice; and

WHEREAS, Maryland Plaintiffs' Counsel, Federal Action Plaintiffs' Counsel and D.C. Superior Court Action Plaintiffs' Counsel are collectively referred to as "Plaintiffs' Counsel".

DISMISSAL OF THE ACTION

NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to the approval of the Court pursuant to Maryland Circuit Court Rule 2-231(h), for the good and valuable consideration set forth herein and conferred on Plaintiffs and the Settlement Class (as defined below), that, in addition to the effect of any final judgment entered in accordance with this Amended Stipulation, all of the Released Claims (as defined below) are completely, fully, finally and forever settled, released, discharged, extinguished and dismissed with prejudice by the Releasors (as defined below) as to the Released Parties (as defined below), upon and subject to the terms and conditions set forth herein.

A. For purposes of this Amended Stipulation:

1. "Settlement Class" means all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the

acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest;

2. "Releasors" includes each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities;

3. "Released Parties" means all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present, or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities;

4. "Released Claims" means all claims, rights, demands, suits, matters, issues, causes or

causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition from the beginning of time to the date of the closing of the Acquisition, provided, however, that Released Claims shall not include any claims to enforce the Settlement.

ADDITIONAL RELEASES

B. To effectuate the releases in accordance with their full breadth and scope, the Releasors acknowledge that they are aware of and familiar with the provisions of section 1542 of the Civil Code of the State of California ("Section 1542") which provides as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Each Releasor acknowledges that he, she or it may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the Released Claims. Being aware of and notwithstanding the provisions of Section 1542, the Releasors expressly waive and relinquish any and all rights and benefits they may have thereunder, and except as otherwise expressly provided in this Stipulation, Releasors irrevocably and unconditionally release and forever discharge the Released Parties from the Released Claims including any and all charges, complaints, claims and liabilities of any kind or nature whatsoever, known or unknown, suspected or unsuspected, concealed or hidden, which Releasors at any time had or claimed to have or which Releasors may have or may in the future claim to have. This waiver of Section 1542 was a separately bargained for agreement among the parties;

C. Releasors waive any provision similar to that of Section 1542, including any right under any similar statute, or similar right under any case, or other legal doctrine; and

D. Defendants completely release all claims relating to the subject matter of the Action that they have or may have against Plaintiffs, Plaintiffs' Counsel and the Settlement Class, including any claims based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Action, provided, however, that Defendants shall retain the right to enforce the terms of the Amended Stipulation and the Settlement.

SUBMISSION AND APPLICATION TO THE COURT

E. As soon as practicable after the Amended Stipulation is executed, the parties hereto will advise the Maryland court of the execution of the Amended Stipulation. The Maryland court on March 18, 2010 signed the Preliminary Approval of Class Action Settlement and Revised Scheduling Order (the "Scheduling Order"), which includes provisions, among others, that:

1. for purposes of the Settlement only, preliminarily certify the Settlement Class pursuant to Maryland Rule 2-231;
2. direct that a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing (the "Notice"), be sent to all members of the Settlement Class at their last known address appearing in the stock transfer records maintained by or on behalf of Allied, and further providing that distribution of the Notice substantially in the manner set forth in the Scheduling Order constitutes the best notice practicable under the circumstances, meets the requirements of applicable law, is due and sufficient notice of all matters relating to the Settlement, and fully satisfies the requirements of due process and the Maryland Circuit Court Rules;
3. schedule a hearing (the "Settlement Hearing") at which the Court will (i) determine whether the Settlement set forth in the Stipulation should be approved as fair, reasonable and adequate; (ii) determine whether the Order and Final Judgment (the "Final Judgment"), should be entered dismissing the Action as to the Released Parties with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims; (iv) consider the applications of Plaintiffs' Counsel for awards of

attorneys' fees and expenses; (v) hear and determine any objections to the Settlement or the applications of Plaintiffs' Counsel for awards of attorneys' fees and expenses; and

4. provide that pending final determination of whether the Settlement contained in the Stipulation should be approved, no Plaintiff, nor any member of the Settlement Class, either directly, representatively, derivatively or in any other capacity, shall commence or prosecute any action or proceeding in any court or tribunal asserting any of the Released Claims against any of the Released Parties.

F. The Scheduling Order signed by the Court on March 18, 2010, provided for the form of Notice to be sent to the members of the Settlement Class and set the Settlement Hearing for July 29, 2010 at 9:30 a.m. Given that the parties hereto have entered into this Amended Stipulation of Settlement, attached hereto as Exhibit A is a form of Order, which the parties ask the Court to enter, providing for a revised Notice, substantially in the form attached hereto as Exhibit B, to be sent to the Settlement Class, and a revised Order and Final Judgment, substantially in the form attached hereto as Exhibit C, to be considered by the Court and entered at the conclusion of the Settlement Hearing.

G. Pursuant to an Order dated May 19, 2010, paragraph 10 of the Scheduling Order was amended by the Court to provide additional time for the mailing of the notice of Settlement to members of the Settlement Class. The remainder of the Scheduling Order remains in full force and effect.

STOCKHOLDER NOTICES

H. Allied shall be responsible for providing notice of the Settlement to members of the Settlement Class. Allied shall pay, on behalf of and for the benefit of the other

Defendants, all reasonable costs and expenses incurred in providing notice of the Settlement to members of the Settlement Class.

ORDER AND FINAL JUDGMENT

I. If the Settlement (including any modification thereto made with the written consent of the parties as provided herein) is approved by the Court, the parties shall jointly request at the Settlement Hearing that the Court enter the Order and Final Judgment, which among other things:

1. certifies the Class pursuant to Maryland Circuit Court Rule 2-231 for purposes of the Settlement, approves the Settlement, adjudges the terms of the Settlement to be fair, reasonable, adequate and in the best interests of the Settlement Class, and directs consummation of the Settlement in accordance with the terms and conditions of this Amended Stipulation;

2. dismisses the Action with prejudice, on the merits and without costs, said dismissal subject only to compliance by the parties with the terms of this Amended Stipulation and any Order of the Court concerning this Amended Stipulation; provides for the final release of all Released Claims; permanently enjoins the Plaintiffs, the Settlement Class, and anyone claiming through or for the benefit of any of them, from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any Released Claim, either directly, representatively, derivatively, or in any other capacity against the Released Parties.

INJUNCTION

J. Pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any claims, either directly, representatively, derivatively, or in any other capacity, which have been or could have been asserted, that arise out of, or relate in any way to, the Acquisition, the Strategic Alternatives and the evaluation thereof, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition.

K. Any of the Defendants shall have the right to withdraw from the proposed Settlement in the event that any lawsuits or claims related to the subject matter of the Action or the D.C. Cases, including any of the materials covered by the releases above, are commenced or prosecuted against any of the Released Parties in any court prior to Final Court Approval (defined below), including without limitation in the D.C. Cases, and such lawsuits or claims are not dismissed with prejudice or stayed in contemplation of dismissal, and that in the event any such lawsuits or claims are commenced or prosecuted, Plaintiffs and Defendants agree to cooperate and use all reasonable efforts to secure the stay or dismissal thereof.

BEST EFFORTS

L. The parties agree to use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Settlement Class in any other litigation against any of the parties to this Amended Stipulation that challenges the Settlement, the Acquisition, the Strategic Alternatives and the evaluation thereof, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition or otherwise involves a Released Claim.

M. The parties agree to cooperate in preparing any and all necessary papers to effectuate the Settlement.

CONDITIONS OF SETTLEMENT

N. The consummation of the Settlement is subject to: (a) Plaintiffs being afforded a reasonable opportunity to conduct the additional discovery set forth herein in Section U hereof; (b) consummation of the Acquisition; and (c) Final Court Approval of the Settlement. Final Court Approval of the Settlement means that the Court has entered the Order and Final Judgment approving the Settlement in accordance with the Amended Stipulation, and that Order and Final Judgment is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by leave, certiorari or otherwise, has expired.

EVENTS THAT WILL VOID THE SETTLEMENT

O. In the event that the Settlement proposed herein is not finally approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated or substantially modified on appeal, reconsideration or otherwise, and such Order reversing or substantially modifying the Settlement becomes final by lapse of time or otherwise, then the Amended Stipulation shall be terminated and shall become null and void and of no force and effect, unless otherwise agreed to in writing by the parties to this Amended Stipulation. In any such event, (i) the MOU, the Amended Stipulation, and all negotiations, transactions, and proceedings connected with them, shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, (ii) the MOU and the Amended Stipulation shall not be deemed or construed as evidence of any sort or an admission by any party of any fact, matter, or thing, (iii) the Defendants shall not be obligated to pay any fees or expenses of Plaintiffs' Counsel, (iv) the certification of the Class as provided for herein shall be terminated and of no further force and effect, with Defendants reserving the right to oppose certification of the Class in any future proceedings, and (v) neither the existence of the Settlement, the MOU or the Amended Stipulation nor their contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

FEES AND EXPENSES

P. If the Acquisition closes and all other conditions of this Settlement Agreement are satisfied, Allied or its successor(s) in interest shall pay, on behalf of and for the benefit of the Defendants, attorneys' fees awarded by the Court to Plaintiffs' Counsel (inclusive of all expenses, disbursements, and fees) in an amount up to and no more than $1,350,000 (collectively, the "Attorneys' Fees Awards") (said amounts having been agreed upon as the result of arms'-length negotiations after the parties negotiated the other aspects of the Settlement), to be paid within five (5) business days after the date on which the Order and Final Judgment is entered, allocated as follows: up to and no more than $950,000 to the Maryland Plaintiffs' Counsel; up to and no more than $200,000 to the D.C. Superior Court Action Plaintiffs' Counsel; and up to and no more than $200,000 to the Federal Action Plaintiffs' Counsel. The amount awarded to Maryland Plaintiffs' Counsel shall be made by check made payable to or wire transfer to Brower Piven, A Professional Corporation, Attorney Escrow Account. The amount awarded to Federal Action Plaintiffs' Counsel shall be made by check made payable to or wire transfer to Levi & Korsinsky, LLP. The amount awarded to D.C. Superior Court Action Plaintiffs' Counsel shall be made by check made payable to or wire transfer to Robbins Geller Rudman & Dowd LLP. The payment of the Attorneys' Fees Awards shall be made timely without regard to whether there is any existing or potential appeal therefrom. Defendants shall not object to or oppose any application for fees made by Maryland Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $950,000. Should the Court award to Maryland Plaintiffs' Counsel an amount greater than $950,000, Defendants shall not be obligated to pay any amount in excess of $950,000. Should the Court award to Maryland Plaintiffs' Counsel an amount less than $950,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Defendants shall not object to or oppose any application for fees made by Federal Action Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $200,000.

Should the Court award to Federal Action Plaintiffs' Counsel an amount greater than $200,000, Defendants shall not be obligated to pay any amount in excess of $200,000. Should the Court award to Federal Action Plaintiffs' Counsel an amount less than $200,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Defendants shall not object to or oppose any application for fees made by D.C. Superior Court Action Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $200,000. Should the Court award to D.C. Superior Court Action Plaintiffs' Counsel an amount greater than $200,000, Defendants shall not be obligated to pay any amount in excess of $200,000. Should the Court award to D.C. Superior Court Action Plaintiffs' Counsel an amount less than $200,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Payment of the fees contemplated herein to Maryland Plaintiffs' Counsel is subject to Maryland Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced. Payment of the fees contemplated herein to Federal Action Plaintiffs' Counsel is subject to Federal Action Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced. Payment of the fees contemplated herein to D.C. Superior Court Action Plaintiffs' Counsel is subject to D.C. Superior Court Action Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced.

Q. Maryland Plaintiffs reserve the right to apply for an incentive award of up to $2,500.00 for their participation and effort in the prosecution of this Action. This incentive award must be approved by the Court to be paid and, if approved, would be deducted from the attorneys' fees awarded to Maryland Plaintiffs' Counsel described in the preceding paragraph. Defendants take no position on whether the Court should approve any application for an incentive award. The failure of any court to approve any requested incentive award, in whole or in part, shall have no effect on the Settlement set forth in this Amended Stipulation.

R. The failure of any court to approve any requested award of attorneys' fees and/or expenses, in whole or in part, shall have no effect on the Settlement set forth in this Amended Stipulation, and neither Plaintiffs nor any member of the Settlement Class shall have any right to terminate or withdraw from the Settlement by reason of any order relating to fees or expenses.

S. Except as provided herein, the Defendants shall bear no other expenses, costs, damages or fees alleged or incurred by Releasors with respect to the claims settled herein, and Defendants shall have no responsibility for, and no liability with respect to, the fee and expense allocation among counsel for the Plaintiffs, the Settlement Class or any member of that class.

MISCELLANEOUS PROVISIONS

T. Plaintiffs acknowledge and agree that the parties to the Merger Agreement may negotiate amendments or modifications to the Merger Agreement prior to the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland to facilitate the consummation of the Merger Agreement, and agree that Plaintiffs will not challenge or object to any such amendments or modifications so long as they are consistent with the fairness of the Settlement or Defendants' fiduciary duties or other obligations to the Settlement Class.

U. Maryland Plaintiffs' Counsel will be entitled to conduct the following reasonable additional discovery necessary to confirm the fairness and reasonableness of this Settlement: (a) review of additional non-public documents to be reasonably agreed to by the parties, including additional materials presented to the Allied board of directors and additional agendas for and minutes of meetings of the Allied board of directors or the Allied Capital Investment Bank Committee; and (b) one deposition or interview of a knowledgeable representative of each of Allied, Bank of America/Merrill Lynch, and Sandler O'Neill. Federal Action Plaintiffs' Counsel and D.C. Superior Court Action Plaintiffs' Counsel shall have the opportunity to participate in all the above discovery. The parties agree to conduct said confirmatory discovery as promptly as possible, and completed the discovery by May 3, 2010, except for the deposition of a representative of Allied (John Scheurer), which shall be completed no later than June 7, 2010. The parties further agree that any claim by Maryland Plaintiffs' Counsel that the discovery did not confirm the fairness and reasonableness of the Settlement must be reasonable and must be made within three (3) business days of the conclusion of the deposition of John Scheurer. Federal Action Plaintiffs' Counsel reserve the right to forego the right to apply for an award of attorneys' fees pursuant to this Amended Stipulation and object to the Settlement on behalf of the Federal Action Plaintiffs if within three (3) business days of the conclusion of the deposition of John Scheurer, Federal Action Plaintiffs' Counsel reasonably and in good faith conclude that the discovery did not confirm the fairness and reasonableness of the Settlement. D.C. Superior Court Action Plaintiffs' Counsel reserve the right to forego the right to apply for an award of attorneys' fees pursuant to this Amended Stipulation and object to the Settlement on behalf of the D.C. Superior Court Action Plaintiffs if within three (3) business days of the conclusion of the deposition of John Scheurer, D.C. Superior Court Action Plaintiffs' Counsel reasonably and in good faith conclude that the discovery did not confirm the fairness and reasonableness of the Settlement.

V. Each party severally acknowledges that no promise, inducement or agreement not expressed herein has been made to it or him or her, that this Amended Stipulation contains the entire agreement between or among the parties concerning the matters described in this Amended Stipulation, and, except as expressly provided herein, that there are no third-party beneficiaries to this Amended Stipulation.

W. This Amended Stipulation supersedes and replaces all prior agreements between the parties regarding the Action (including the MOU and the Stipulation dated March 17, 2010), the Federal Action, and the D.C. Superior Court Action.

X. Plaintiffs, Maryland Plaintiffs' Counsel, Federal Action Plaintiffs' Counsel, and D.C. Superior Court Action Plaintiffs' Counsel represent and warrant that none of Plaintiffs' claims or causes of action referred to in this Amended Stipulation or that could have been alleged in the Action, the Federal Action, or the D.C. Superior Court Action have been assigned, encumbered or in any manner transferred in whole or in part.

Y. This Amended Stipulation may be executed and exchanged in counterparts by any of the signatories hereto, including by electronic means, and as so executed shall constitute one agreement.

Z. This Amended Stipulation may be modified or amended only by a writing signed by all of the signatories hereto.

AA. This Amended Stipulation and Settlement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to conflict of laws principles. Any judicial proceedings brought with respect to this Amended Stipulation shall be brought only before the Circuit Court of Maryland in Montgomery County.

BB. Each of the attorneys executing this Amended Stipulation has been duly empowered and authorized by his or respective client(s) to do so.

CC. If for any reason this Amended Stipulation does not take effect, the prior Stipulation dated March 17, 2010, shall remain in full force and effect between the parties thereto.

[Signatures Begin on Following Page]

Dated: May 24, 2010

/s/ Charles J. Piven /JVP

Charles J. Piven
BROWER PIVEN,
A Professional Corporation
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

/s/ John Isbister /JVP

John Isbister
TYDINGS & ROSENBERG LLP
100 East Pratt Street
Baltimore, MD 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460

/s/ Evan Smith /JVP

Evan J. Smith
Marc L. Ackerman
BRODSKY & SMITH LLC
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: (610) 667-6200
Facsimile: (610) 667-9029

Attorneys for Maryland Plaintiffs

/s/ Juan Monteverde /JVP

Joseph Levi
Juan E. Monteverde (admitted *pro hac vice*)
LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

Donald Enright
FINKELSTEIN THOMPSON LLP
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

Attorneys for Harris Plaintiffs and Federal Action Plaintiffs

David A. Rosenfeld
Joseph Russello
ROBBINS GELLER RUDMAN & DOWD LLP
58 South Service Road, Suite 200
Melville, New York 11747
Telephone: (631) 367-7100
Facsimile: (631) 367-1173

Brian D. Long
Seth D. Rigrodsky
RIGRODSKY & LONG, P.A.
919 Market Street, Suite 980
Wilmington, DE 19801
Telephone: (302) 295-5310
Facsimile: (302) 654-7530

Attorneys for D.C. Superior Court Action Plaintiffs

Dated: May 24, 2010

/s/ Thomas Connell /gw

Thomas F. Connell
WILMER CUTLER PICKERING HALE AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Charles C. Platt
WILMER CUTLER PICKERING HALE AND DORR LLP
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long

/s/ Brian Frawley /gw

Brian T. Frawley
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Attorney for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen

Dated: May 24, 2010

Margaret Dale/gwp

Sarah S. Gold
Margaret A. Dale
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

Samantha Williams/gwp

Samantha M. Williams
VENABLE LLP
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corporation

EXHIBIT A

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	))))))	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER

The Court signed the Preliminary Approval of Class Action Settlement and Revised Scheduling Order on March 18, 2010 (the "Scheduling Order"), which among other things, provided for the preliminarily approval of the settlement of the Action (the "Settlement") in accordance with the Stipulation of Settlement by and among the parties dated March 17, 2010 (the "Stipulation"), and for dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation.

The Stipulation included as attachments, among other things, (i) a form of Notice of Pendency and Proposed Settlement of the Class Action to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied, and (ii) a form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing.

Counsel for the original parties to the Stipulation as well as counsel for plaintiffs in actions that are pending in the Superior Court for the District of Columbia and in the United States District Court for the District of Columbia have now executed an Amended Stipulation of Settlement dated May 24, 2010 (the "Amended Stipulation of Settlement"), which has been filed with the Court. The Amended Stipulation includes, among other things: (i) a revised form of Notice of Pendency and Proposed Settlement of the Class Action ("Notice") to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied (at Exhibit B), and (ii) a revised form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing (at Exhibit C).

The Court having read and considered the Amended Stipulation and accompanying documents, and all parties having consented to the entry of this Order, and good cause appearing for its entry,

NOW, THEREFORE, this _____ day of May, 2010, upon application of the parties,

IT IS ORDERED, that:

1. For purposes of this Order, except as specifically set forth herein, the Court adopts and incorporates the definitions contained in the Amended Stipulation.

2. Within twelve (12) business days after the earlier of (i) the conclusion of the deposition of John Scheurer, representative of Allied, or (ii) June 7, 2010, Defendants shall cause a Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), substantially in the form annexed as Exhibit B to the Amended Stipulation, to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied. The form and method of notice specified herein is the best notice practicable, constitutes due and sufficient notice of the Settlement Hearing to all persons entitled to receive notice, and fully satisfies the requirements of due process, Rule 2-231 of the Maryland Circuit Court Rules, and applicable law.

3. The revised form of Order and Final Judgment attached as Exhibit C to the Amended Stipulation will be substituted in place of the form that was included as Exhibit C to the original Stipulation.

4. Other than as set forth above, the Scheduling Order remains in force and effect.

____

Judge Michael D. Mason

EXHIBIT B

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

TO: ALL PERSONS OR ENTITIES WHO HELD, DIRECTLY OR INDIRECTLY AND BENEFICIALLY OR OF RECORD, SHARES OF STOCK IN ALLIED CAPITAL CORP. AND THEIR SUCCESSORS IN INTEREST AND TRANSFEREES, IMMEDIATE AND REMOTE, AT ANY TIME FROM JUNE 1, 2008, THROUGH THE ACCEPTANCE FOR RECORD OF THE ARTICLES OF MERGER FOR THE ACQUISITION BY THE STATE DEPARTMENT OF ASSESSMENT AND TAXATION OF MARYLAND.

PLEASE READ THIS NOTICE CAREFULLY. YOUR RIGHTS COULD BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS ACTION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS OF THE PROPOSED SETTLEMENT, OR PURSUING THE SETTLED CLAIMS.

IF YOU HELD SHARES OF STOCK IN ALLIED CAPITAL CORP. FOR THE BENEFIT OF ANOTHER, PLEASE PROMPTLY TRANSMIT THIS DOCUMENT TO THE BENEFICIAL OWNER.

I. PURPOSE OF NOTICE

The purpose of this Notice is to inform you of the proposed settlement (the "Settlement") of the above lawsuit (the "Action") pending in the Circuit Court for Montgomery County, Maryland (the "Court"). The Court has certified, for purposes of the Settlement, a class consisting of all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corp. ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the "Settlement Class").

You have a right to participate in a hearing (the "Settlement Hearing") to be held on July 29, 2010, at 9:30 a.m., before the Court at Judicial Center, 50 Maryland Avenue, Rockville, Maryland, 20850, at which the Court will:

(a) determine whether the Settlement set forth in the Amended Stipulation of Settlement should be approved as fair, reasonable, and adequate;

(b) determine whether the Order and Final Judgment should be entered dismissing the Action as to the Released Persons with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims;

(c) consider the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses;

(d) hear and determine any objections to the Settlement or the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; and

(e) any other matters the Court may deem appropriate.

The Court has reserved the right to adjourn the Settlement Hearing by oral announcement without further notice of any kind. The Court has also reserved the right to approve the Settlement with or without modification, to enter an Order and Final Judgment, and to order the payment of attorneys' fees and expenses without further notice of any kind.

This Notice describes the rights you may have under the Settlement and what steps you may, but are not required to, take in relation to the Settlement.

If the Court approves the Settlement, the parties will ask the Court at the Settlement Hearing to enter an Order and Final Judgment dismissing the Action with prejudice on the merits.

II. CLASS ACTION DETERMINATION

The Court has ordered that, for purposes of the Settlement only, the Action shall be certified as a class action, represented by Plaintiffs and Plaintiffs' Counsel as counsel for the Settlement Class, pursuant to Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2). Inquiries or comments about the Settlement may be directed to the attention of counsel for the Settlement Class identified below.

III. THE ORDER AND FINAL JUDGMENT OF THE COURT

If the Settlement is approved by the Court, the parties to the Action will ask the Court at the Settlement Hearing to enter the Order and Final Judgment, which, among other things: (1) certifies the Class pursuant to Maryland Circuit Court Rule 2-231 for purposes of the Settlement, approves the Settlement, adjudges the terms of the Settlement to be fair, reasonable, adequate and in the best interests of the Settlement Class, and directs consummation of the Settlement in accordance with the terms and conditions of the Amended Stipulation of Settlement; and (2) dismisses the Action with prejudice, on the merits and without costs, provides for the final release of all Released Claims, and permanently enjoins the Plaintiffs, the Settlement Class, and anyone claiming through or for the benefit of any of them, from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any Released Claim, either directly, representatively, derivatively, or in any other capacity against the Released Parties.

IV. RIGHT TO APPEAR AND OBJECT

Any member of the Settlement Class who (a) objects to the Settlement, class action determination, dismissal of the Action, the Order and Final Judgment to be entered in the Action, or Plaintiffs' Counsel's application for attorneys' fees and expenses; or (b) otherwise wishes to be heard, may appear in person, or his/her attorney may appear on his/her behalf, at the Settlement Hearing. If you wish to appear, however, you must file with the Court

(i) a written notice of intention to appear;

(ii) proof of membership in the Settlement Class, including a list of all transactions in Allied common stock during the Class Period;

(iii) a detailed statement of your objections to any matters before the Court;

(iv) why you wish to appear and be heard, and any documents you wish the Court to consider; and

(v) a description of any class action or shareholder derivative case, including the parties' names, court location, and docket number, in which you or your attorney has filed a settlement objection within the past three years.

You must file the above information at least fifteen (15) calendar days before the Settlement Hearing, and, on or before the date of the filing, serve copies by electronic mail, hand-delivery or overnight mail on the following counsel of record:

Counsel for Plaintiffs and the Settlement Class:

BROWER PIVEN,
A Professional Corporation
Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Counsel for Defendants Allied Capital Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long:

WILMER CUTLER PICKERING HALE AND DORR LLP
Thomas F. Connell
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000

Facsimile: (202) 663-6363

WILMER CUTLER PICKERING HALE AND DORR LLP
Charles C. Platt
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Counsel for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen:

SULLIVAN & CROMWELL LLP
Brian T. Frawley
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Counsel for Defendants Ares Capital Corporation and ARCC Odyssey Corporation:

PROSKAUER ROSE LLP
Sarah S. Gold
Margaret A. Dale
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

VENABLE LLP
Samantha M. Williams
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

If you fail to file the requisite information at least fifteen (15) calendar days before the Settlement Hearing, or fail to serve the requisite information on the counsel of record on or before the date of filing, your request to appear and be heard at the Settlement Hearing and your objection shall be deemed to be waived.

V. NOTICE TO PERSONS OR ENTITIES HOLDING OWNERSHIP ON BEHALF OF OTHERS

Brokerage firms, banks and/or other persons or entities who held shares of Allied common stock for the benefit of others are requested to immediately send this Notice to all of their respective beneficial owners. If additional copies of the Notice are needed for forwarding to such beneficial owners, any requests for such additional copies or provision of a list of names and mailing addresses of beneficial owners may be made to Margaret Dale, counsel for Ares Capital Corporation, at the address listed above in Section IV. As explained in Section II, if members of the Settlement Class have questions or comments about the Settlement, they should contact the Settlement Class counsel identified in Section IV.

VI. SCOPE OF THIS NOTICE

This Notice is not all-inclusive. The references in this Notice to the pleadings in the Action, the Amended Stipulation of Settlement and other papers and proceedings are only summaries and do not purport to be comprehensive. For the full details of the Action, the claims that have been asserted by the parties and the terms and conditions of the Settlement, including a complete copy of the Amended Stipulation of Settlement and related Orders and proposed forms of Orders, members of the Settlement Class are referred to the Court files for the Action. You or your attorney may examine the public Court files during regular business hours of each business day at the Office of the Clerk of the Court of Montgomery County, Judicial Center, 50 Maryland Avenue, Rockville, Maryland 20850. **PLEASE DO NOT CALL OR WRITE TO THE COURT.**

VII. BACKGROUND OF THE LAWSUIT

The following recitation does not constitute findings of the Court. It is based on statements of the parties and should not be understood as an expression of any opinion of the Court on the merits of any of the claims or defenses raised by any of the parties.

On October 26, 2009, Allied, Ares Capital Corporation ("Ares") and ARCC Odyssey Corporation ("ARCC Odyssey") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Ares will acquire Allied in a stock-for-stock transaction in which each share of Allied common stock will be exchanged for 0.325 shares of Ares common stock (the "Acquisition").

Beginning in 2008, Allied began to explore a variety of strategic alternatives, including those described in the Definitive Proxy Statement (all such strategic alternatives considered by Allied, collectively, the "Strategic Alternatives"). Ultimately, Allied decided to proceed with the Acquisition rather than any other Strategic Alternatives.

Ares filed a Registration Statement, including a Preliminary Joint Proxy Statement (as amended, the "Preliminary Proxy Statement") of Ares and Allied that also constituted a Prospectus of Ares, on Form N-14 (File No. 333-163760) with the United States Securities and Exchange Commission (the "SEC") on December 16, 2009, which Registration Statement was amended by Pre-Effective Amendment No. 1 on January 26, 2010, Pre-Effective Amendment No. 2 on February 1, 2010, Pre-Effective Amendment No. 3 on February 4, 2010 and Pre-Effective Amendment No. 4 on February 11, 2010 and declared effective by the SEC on February 11, 2010 (such Registration Statement, as amended, the "Registration Statement").

On February 12, 2010, pursuant to Rule 497(b) under the Securities Act of 1933 (the "Securities Act"), Ares filed with the SEC the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Ares Definitive Proxy Statement").

On February 12, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act of 1934 (the "Exchange Act") the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Allied Definitive Proxy Statement" and, together with the Ares Definitive Proxy Statement, the "Definitive Proxy Statement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010.

On March 9, 2010, pursuant to Rule 425 under the Securities Act, Ares filed with the SEC a supplement to the Ares Definitive Proxy Statement (the "Ares Proxy Supplement").

On March 9, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act a supplement to the Allied Definitive Proxy Statement (the "Allied Proxy Supplement" and, together with the Ares Proxy Supplement, the "Proxy Supplement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010.

On November 3, 2009, plaintiffs James M. Harris and Robert Kiesewetter, through their counsel Levi & Korsinsky, LLP, commenced an action in the Circuit Court of Montgomery County by filing a Class Action and Derivative Complaint ("the *Harris* Complaint"). In the weeks after the *Harris* Complaint was filed, seven other similar actions were filed in Maryland's Circuit Courts, all of which were either commenced in or transferred to the Circuit Court for Montgomery County, and by Orders dated January 21, 2010 and February 2, 2010, were consolidated under a single caption into the Action.

On January 21, 2010, the Court appointed the law firms of Brower Piven, A Professional Corporation ("Brower Piven"), and Tydings & Rosenberg, LLP ("Tydings") as Interim Co-Lead Counsel in the Action ("Maryland Plaintiffs' Counsel").

On January 25, 2010, plaintiffs James Ryan, David Allen and Ronald Sherman (the "Federal Action Plaintiffs"), through their counsel Levi & Korsinsky, LLP (the "Federal Action Plaintiffs' Counsel"), commenced an action against Defendants in the United States District Court for the District of Columbia (*James Ryan, et al. v. Walton, et al.*, Case No. 1:10-CV-00145-RMC) (the "Federal Action").

On February 1, 2010, Maryland Plaintiffs' Counsel filed a Consolidated Amended Class Action Complaint and Jury Demand (the "Complaint") in the Action. The Complaint alleged that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton (the "Maryland Plaintiffs") are and were shareholders of Allied at all relevant times, and that they are bringing the Action as a putative class action on behalf of all public shareholders of Allied, with the exception of certain persons and entities excluded from the proposed class, such as Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of Defendants.

The Action seeks, among other things, injunctive and declaratory relief on the ground that the alleged conduct of Defendants in connection with the Acquisition constitutes a breach of fiduciary duties, or aiding in such a breach, by Defendants; that certain of the Defendants breached their fiduciary duties in connection with the dissemination of the Registration Statement, which was alleged to be materially misleading and to have failed to disclose material information; that the consideration offered by Ares and accepted by Allied pursuant to the Merger Agreement was not fair and adequate to the Allied shareholders; and that Allied failed to adequately consider unsolicited offers to acquire Allied by Prospect Capital Corporation (the "Prospect Offers").

On February 24, 2009, Defendants filed a Motion to Dismiss the Complaint in the Action. On February 25, 2010, the Court held a scheduling conference at which it (i) scheduled a hearing on Defendants' Motion to Dismiss for March 9, 2010, (ii) ordered that certain documents not already agreed to be produced be made available to Maryland Plaintiffs on March 9, 2010, depending upon the Court's resolution of Defendants' Motion to Dismiss, and (iii) scheduled a hearing for a forthcoming Motion for Preliminary Injunction, if necessary, on March 24, 2010.

On March 10, 2010, plaintiffs Elliot Sandler and Montie L. Wienecke (the "D.C. Superior Court Action Plaintiffs") (the Maryland Plaintiffs, the Federal Action Plaintiffs, and the D.C. Superior Court Action Plaintiffs are collectively referred to as "Plaintiffs"), through their counsel Rigrodsky & Long, P.A. and Robbins Geller Rudman & Dowd LLC f/k/a/ Coughlin Stoia Geller Rudman & Robbins LLC (collectively, the "D.C. Superior Court Action Plaintiffs' Counsel") (the Maryland Plaintiffs' Counsel, the Federal Action Plaintiffs' Counsel, and the D.C. Superior Court Action Plaintiffs' Counsel are collectively referred to as "Plaintiffs' Counsel") filed a Verified Consolidated Class Action and Shareholder Derivative Complaint against Defendants in the Superior Court for the District of Columbia (*In re Allied Capital Corporation Shareholders Litigation*, Case No. 2009 CA 008123 B) (the "D.C. Superior Court Action").

Counsel for Maryland Plaintiffs and Defendants have engaged in arms'-length negotiations concerning a potential settlement of the Action. As a result of these negotiations, which were conducted by counsel with extensive expertise and experience in shareholder class action litigation, on March 2, 2010, the parties in the Action entered into a Memorandum of

Understanding (the "MOU") memorializing their agreement in principle to settle the Action on terms and conditions substantially similar to those set forth in the Stipulation of Settlement dated March 17, 2010. As consideration for the settlement, on March 9, 2010, Ares and Allied filed the Proxy Supplement which includes among other things, certain additional disclosures to Allied's shareholders requested by Maryland Plaintiffs' Counsel, which disclosures concerned 1) the relationship between Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Bank of America/Merrill Lynch"), Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), Allied and Ares; 2) Allied's exploration of Strategic Alternatives, 3) the financial analyses performed by Bank of America/Merrill Lynch and Sandler O'Neill in support of the fairness opinions they provided to Allied's board of directors in connection with the Acquisition; 4) the Prospect Offers; and 5) negotiation of certain terms in the Merger Agreement (collectively, the "Supplemental Disclosures").

Additionally, Ares consented under the terms of the Merger Agreement to Allied's intention to declare a special dividend of $0.20 per share to Allied shareholders in connection with the approval of the merger transaction (the "Special Dividend"). For purposes of this Settlement only, Defendants also acknowledge that the pendency of the Action and/or the allegations made in the Action, and this Action alone, was a contributing factor, out of many factors considered by Allied in its intention to declare the Special Dividend.

On or around March 11, 2010, Allied began mailing the Proxy Supplement to its shareholders of record as of February 2, 2010, which included the Supplemental Disclosures made pursuant to settlement negotiations with Maryland Plaintiffs' Counsel.

Counsel for Federal Action Plaintiffs and D.C. Superior Court Action Plaintiffs and Defendants have engaged in arms'-length negotiations concerning a settlement of the Federal

Action and the D.C. Superior Court Action. As a result of these negotiations, which were conducted by counsel with extensive expertise and experience in shareholder class action and derivative action litigation, on May 24, 2010, the parties to this Action, the Federal Action and the D.C. Superior Court Action, by and through their respective attorneys, entered into an Amended Stipulation of Settlement, which included the proposed settlement of the Federal Action and D.C. Superior Court Action.

The Federal Action and the D.C. Superior Court Action were stayed on March 22, 2010 and March 26, 2010, respectively, in contemplation of dismissal with prejudice once the settlement of the Action has been finally approved by the Maryland court.

The Merger Agreement and the Acquisition were submitted to a vote of Allied's shareholders at a special meeting held on March 26, 2010. The proposed Acquisition was approved, with more than two-thirds (66.67%) of shares voted in favor of the Acquisition. The Acquisition closed on April 1, 2010.

Following preliminary approval of the Settlement by the Court, Maryland Plaintiffs' Counsel conducted additional discovery to confirm the reasonableness of the terms of the parties' agreement. Federal Action Plaintiffs' Counsel and D.C. Superior Court Action Plaintiffs' Counsel participated in the additional discovery. In particular, Plaintiffs' Counsel reviewed additional documents related to the Acquisition that were produced by Allied. On April 20, 2010, Maryland Plaintiffs conducted the deposition of a representative of Sandler O'Neill, and on April 23, 2010, Maryland Plaintiffs conducted the deposition of a representative of Bank of America/Merrill Lynch, the investment banking firms that advised Allied on the Acquisition. On May __, 2010, Maryland Plaintiffs conducted the deposition of John M.

Scheurer, the former Chief Executive Officer and President of Allied, regarding the options available to Allied that eventually led to the Acquisition.

VIII. THE SETTLEMENT

In consideration for the full settlement and release of all settled claims, the parties agreed that Allied would include (and Allied did include) in a mailing to its shareholders disclosures substantially in the form requested by the Maryland Plaintiffs. Those disclosures are reflected on pages 37-41 in the Proxy Supplement and are attached as Exhibit D to the Amended Stipulation of Settlement. The Proxy Supplement was mailed to Allied's shareholders of record as of February 2, 2010 in advance of the March 26, 2010, special meeting at which they considered whether to approve the Acquisition.

IX. THE RELEASE

If the Court approves the Settlement, the Action will be completely discharged and dismissed with prejudice on the merits in exchange for the benefits provided by the Settlement.

Plaintiffs and each member of the Settlement Class shall be deemed to have, and by operation of the entry of the Order and Final Judgment shall have, completely released and settled all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law of due process, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, by each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (collectively, the "Releasors"), whether individual or class, legal or equitable, against any and all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities (collectively, the "Released Parties"), that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement of the Acquisition from the beginning of time to the date of the closing of the Acquisition (the "Released Claims"), provided, however, that Released Claims shall not include any claims to enforce the Settlement.

The releases contemplated by the Settlement extend to unknown claims. Plaintiffs and each member of the Settlement Class shall be deemed to waive and shall waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs, for themselves and on behalf of the Settlement Class, also shall be deemed to waive and shall waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction anywhere in the world, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Settlement Class, acknowledge that members of the Settlement Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the Released Claims, but that it is their intention, as Plaintiffs and on behalf of the Settlement Class, to fully, finally and forever settle and release any and all Released Claims, whether known or unknown, suspected or unsuspected, without regard to later discovery or existence of additional or different facts.

If you are a member of the Settlement Class, you will be bound by any judgment entered in this Action whether or not you actually receive this Notice. You may not opt out of the Settlement Class.

X. REASONS FOR THE SETTLEMENT

The Court did not decide in favor of Plaintiffs or Defendants. Instead, both sides agreed to settle the litigation, thereby avoiding the costs and risks of further litigation and a trial. Based upon Plaintiffs' Counsel's investigation, the events, negotiations and agreements described above, an analysis of applicable law, and specific confirmatory discovery wherein Plaintiffs reviewed non-public documents and were given the opportunity to take the depositions of Allied's financial advisors, as well as John M. Scheurer, Allied's former Chief Executive Officer and President, Plaintiffs and their counsel have concluded that the terms and conditions of the Settlement described herein are fair, reasonable, adequate, and in the best interests of Plaintiffs and the Settlement Class. Plaintiffs entry into the Amended Stipulation of Settlement is not an admission as to the lack of merit of any of the claims asserted in the Action.

Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the alleged Settlement Class and otherwise deny that they engaged in any wrongdoing or committed any violation of law or breach of duty and believe that they acted properly at all times but wish to settle the litigation on the terms and conditions stated herein because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and it is in the best interests of Allied, Ares and their shareholders.

XI. THE LAWYERS REPRESENTING YOU

The law firms of Brower Piven, A Professional Corporation, and Tydings & Rosenberg, LLP are Settlement Counsel in the Action and represent you and other Settlement Class members. These lawyers are referred to as Maryland Plaintiffs' Counsel or Settlement Class Counsel. You will not be charged for these lawyers' services. If you want to be represented by your own lawyer, you may hire one at your own expense.

XII. APPLICATION FOR ATTORNEYS' FEES, EXPENSES AND INCENTIVE AWARD

If all the conditions of the Settlement Agreement are satisfied, Allied or its successor(s) in interest will pay, on behalf of and for the benefit of the Defendants, attorneys' fees awarded by the Court to Plaintiffs' Counsel (inclusive of all expenses, disbursements, and fees) in an amount up to and no more than $1,350,000 (collectively, the "Attorneys' Fees Awards") (said amounts having been agreed upon as the result of arms'-length negotiations after the parties negotiated the other aspects of the Settlement), to be paid within five (5) business days after the date on which the Order and Final Judgment is entered, allocated as follows: up to and no more than $950,000 to the Maryland Plaintiffs' Counsel; up to and no more than $200,000 to the D.C. Superior Court Action Plaintiffs' Counsel; and up to and no more than $200,000 to the Federal Action Plaintiffs' Counsel. The payment of the Attorneys' Fees Awards shall be made timely without regard to whether there is any existing or potential appeal therefrom. Defendants shall not object to or oppose any application for fees made by Maryland Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $950,000. Should the Court award to Maryland Plaintiffs' Counsel an amount greater than $950,000, Defendants shall not be obligated to pay any amount in excess of $950,000. Should the Court award to Maryland Plaintiffs' Counsel an amount less than $950,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Defendants shall not object to or oppose any application for fees made by Federal Action Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $200,000. Should the Court award to Federal Action Plaintiffs' Counsel an amount greater than $200,000, Defendants shall not be obligated to pay any amount in excess of $200,000. Should the Court award to Federal Action Plaintiffs' Counsel an amount less than $200,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Defendants shall not object to or oppose any application for fees made by D.C. Superior Court Action Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $200,000. Should the Court award to D.C. Superior Court Action Plaintiffs' Counsel an amount greater than $200,000, Defendants shall not be obligated to pay any amount in excess of $200,000. Should the Court award to D.C. Superior Court Action Plaintiffs' Counsel an amount less than $200,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Payment of the fees contemplated herein to Maryland Plaintiffs' Counsel is subject to Maryland Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced. Payment of the fees contemplated herein to Federal Action Plaintiffs' Counsel is subject to Federal Action Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced. Payment of the fees contemplated herein to D.C. Superior Court Action Plaintiffs' Counsel is subject to D.C. Superior Court Action Plaintiffs' Counsel's joint and several obligation to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced.

Maryland Plaintiffs may apply for an incentive award of up to $2,500.00 for their participation and effort in the prosecution of this Action. This incentive award must be approved by the Court to be paid and, if approved, would be deducted from the attorneys' fees awarded to Maryland Plaintiffs' Counsel described in the preceding paragraph. Defendants take no position on whether the Court should approve any requested incentive award, in whole or in part, and such award shall have no effect on the Settlement set forth in the Amended Stipulation of Settlement.

Dated: ____________________, 2010

BY ORDER OF THE CIRCUIT COURT
FOR MONTGOMERY COUNTY, MARYLAND

EXHIBIT C

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER AND FINAL JUDGMENT

Pursuant to the Amended Stipulation of Settlement effective as of March 2, 2010 (the "Amended Stipulation") of the above-captioned action (the "Action") and the Court's Preliminary Approval of Class Action Settlement and Scheduling Order dated March 18, 2010 (the "Scheduling Order") and entered in accordance therewith, a hearing was held before this Court on ________________, 2010. Due and proper notice of the hearing was given in accordance with the Scheduling Order and was adequate and sufficient. The parties were represented at the hearing by their attorneys of record, and the Court heard and considered the submission and evidence presented in support of the proposed Settlement and any opposition thereto. The attorneys for the respective parties were heard in support of the Settlement of the Action, and an opportunity to be heard was given to any other person who wished to be heard in accordance with the Amended Stipulation and Scheduling Order. The entire matter of the Settlement having been considered by the Court,

IT IS HEREBY ORDERED, ADJUDGED AND DECREED this ______ day of ____________ 2010 that:

1. This Court adopts and incorporates the definitions contained in the Amended Stipulation for the purposes of this Order except as specifically set forth herein.

2. The Notice of Pendency and Proposed Settlement of Class Action (the "Notice") has been provided to the members of the Settlement Class pursuant to and in the manner directed by the Scheduling Order; proof of the mailing of Notice was filed with the Court; and full opportunity to be heard has been offered to all parties, the Settlement Class, and persons with an interest in the proceeding. The form and manner of the Notice are determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of Maryland Circuit Court Rule 2-231 and due process, and it is further determined that all members of the Settlement Class are bound by this Order and Final Judgment.

3. Based upon the record in the Action, each of the provisions of Maryland Circuit Court Rule 2-231 has been satisfied and the Action has been properly maintained according to the provisions of Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2). Specifically, this Court finds that (1) the Settlement Class is so numerous that joinder of all members is impracticable; (2) there are questions of law and fact common to the Settlement Class; (3) the claims of the Plaintiffs are typical of the claims of the Settlement Class; and (4) the Plaintiffs and their counsel have fairly and adequately protected the interests of the Settlement Class.

4. The Action is certified as a class action for purposes of effectuating this Settlement, pursuant to Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2), on behalf of a non-opt-out class consisting of all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corporation ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State

Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the "Settlement Class"). Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are confirmed as class representatives ("Maryland Plaintiffs"). The law firms of Brower Piven, A Professional Corporation, and Tydings & Rosenberg, LLP, are confirmed as co-lead counsel for the Settlement Class (collectively, "Settlement Class Counsel").

5. The Court finds that Maryland Plaintiffs and Settlement Class Counsel have adequately represented the interests of the Settlement Class with respect to the Action and the claims asserted therein;

6. This Settlement is found to be fair, reasonable, adequate, and in the best interests of the Settlement Class, and the Court hereby approves the Settlement pursuant Maryland Circuit Court Rule 2-231 and all transactions preliminary or incident thereto. The parties to the Amended Stipulation are authorized and directed to comply with and to consummate the Settlement in accordance with its terms and provisions, and the Clerk of this Court is directed to enter and docket this Order and Final Judgment.

7. This Order and Final Judgment shall not constitute any evidence or admission by any party that any acts of wrongdoing have been committed by any of the parties to the Action and shall not be deemed to create any inference of any liability.

8. The Action is dismissed with prejudice on the merits, including all causes of action against all Defendants, and, except as provided in the Amended Stipulation, without costs.

This Order and Final Judgment is a final judgment following dismissal within the meaning of and for purposes of the Maryland Circuit Court Rules.

9. By operation of the entry of this Order and Final Judgment, Plaintiffs and each member of the Settlement Class shall be deemed to have, and shall have, completely released and settled all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law of due process, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, by each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (collectively, the "Releasors"), whether individual or class, legal or equitable, against any and all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of

any of these persons or entities (collectively, the "Released Parties"), that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Acquisition or the Merger Agreement from the beginning of time to the date of the closing of the Acquisition (the "Released Claims"), provided, however, that Released Claims shall not include any claims to enforce the Settlement.

The release extends to unknown claims. Plaintiffs and each member of the Settlement Class shall be deemed to waive and shall waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs, for themselves and on behalf of the Settlement Class, also shall be deemed to waive and shall waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction anywhere in the world, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Settlement Class, acknowledge that members of the Settlement Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the Released Claims, but that it is their intention, as Plaintiffs and on behalf of the Settlement Class, to fully, finally and forever settle and release any and all Released Claims, whether known or unknown, suspected or unsuspected, without regard to later discovery or existence of additional or different facts.

10. In addition, Defendants have agreed to release all claims relating to the subject matter of the Action that they have or may have against Plaintiffs, Plaintiffs' Counsel, and the Settlement Class, including any claims based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Action, provided, however, that the Defendants retain the right to enforce the terms of the Amended Stipulation and the Settlement.

11. Releasors are hereby forever barred and enjoined from commencing, prosecuting or participating in the commencement or prosecution of any action asserting any Released Claims, directly, representatively, derivatively, or in any other capacity, against any of the Released Parties, which have been or could have been asserted, or which arise out of or relate in any way to the Acquisition or the Merger Agreement or are otherwise addressed in the releases.

12. Settlement Class Counsel are awarded attorneys' fees and expenses in the amount of $_____________, which the Court finds to be fair and reasonable and which shall be paid to Settlement Class Counsel in accordance with terms of the Amended Stipulation.

13. The Federal Action Plaintiffs' Counsel are awarded attorneys' fees and expenses in the amount of $_________, which the Court finds to be fair and reasonable and which shall be paid to Federal Action Plaintiffs' Counsel in accordance with the terms of the Amended Stipulation.

14. The D.C. Superior Court Action Plaintiffs' Counsel are awarded attorneys' fees and expenses in the amount of $__________, which the Court finds to be fair and reasonable and which shall be paid to D.C. Superior Court Action Plaintiffs' Counsel in accordance with the terms of the Amended Stipulation.

15. The effectiveness of this Order and Final Judgment and the obligations of Plaintiffs and Defendants under the Settlement are not conditioned upon or subject to the resolution of any appeal from this Order and Final Judgment that relates solely to the issue of Settlement Class Counsel's, Federal Action Plaintiffs' Counsel's or D.C. Superior Court Action Plaintiffs' Counsel's application for an award of attorneys' fees and expenses.

16. Neither the Amended Stipulation nor the Settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Amended Stipulation or the Settlement: (a) is or may be deemed to be or may be used as a presumption, concession, or admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Defendants; or (b) is or may be deemed to be or may be used as a presumption, concession, or an admission of, or evidence of, any fault or omission of any of the Defendants in any civil, criminal or administrative proceeding in any court, administrative agency or other

tribunal. Without limitation, Defendants may file the Amended Stipulation and/or the Order and Final Judgment from this Action in any other action that has been or may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim.

17. In the event that the Settlement fails to become effective in accordance with its terms, or if the terms of this Order and Final Judgment are reversed, vacated, or materially modified on appeal (and, in the event of material modification, if any party elects to terminate the Settlement), this Order and Final Judgment (except this Paragraph) shall be null and void, the Settlement shall be deemed terminated, and the parties shall return to their positions as provided for in the Amended Stipulation.

18. Without affecting the finality of this Order and Final Judgment in any way, this Court reserves jurisdiction over all matters relating to the administration and consummation of the Settlement.

____
Judge Michael D. Mason

EXHIBIT D

Litigation Relating to the Merger

The following information supplements the information provided in (1) "Litigation Related to the Merger" on pages 153 and 154 of the Proxy Statement, (2) "Business of Ares Capital—Legal Proceedings" on page 204 of the Proxy Statement and (3) the first full paragraph of "Business of Allied Capital—Legal Proceedings" on page 278 of the Proxy Statement:

A number of lawsuits have been filed by stockholders of Allied Capital challenging the merger. These include: (1) *In re Allied Capital Corporation Litigation*, Case No. 324584V (Circuit Court for Montgomery County, Maryland); (2) *Sandler v. Walton, et al.*, Case No. 2009 CA 008123 B (Superior Court for the District of Columbia); (3) *Wienecki v. Allied Capital Corporation, et al.*, Case No. 2009 CA 008541 B (Superior Court for the District of Columbia); and (4) *Ryan v. Walton, et al.*, Case No. 1:10-CV-000145-RMC (United States District Court for the District of Columbia). The suits were filed after the announcement of the merger on October 26, 2009 either as putative stockholder class actions, shareholder derivative actions or both. All of the actions assert similar claims against the members of Allied Capital's board of directors alleging that the merger agreement is the product of a flawed sales process and that Allied Capital's directors breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied Capital's stockholders, by failing to adequately value and obtain fair consideration for Allied Capital's shares and by improperly rejecting competing offers by Prospect Capital. They also claim that Ares Capital (and, in several cases, Merger Sub, and, in several other cases, Allied Capital) aided and abetted the directors' alleged breaches of fiduciary duties. In addition, in *Ryan v. Walton, et al.*, the plaintiffs also allege violations of Rule 14a-9(a) under the Securities Exchange Act of 1934. All of the actions demand, among other things, a preliminary and permanent injunction enjoining the merger and rescinding the transaction or any part thereof that may be implemented.

On March 2, 2010, the Maryland plaintiffs, Allied Capital and Ares Capital reached an agreement in principle to settle the consolidated Maryland action. Although Ares Capital and Allied Capital believe that the disclosures already provided were thorough and complete, in connection with the settlement Allied Capital and Ares Capital agreed to make certain additional disclosures that are contained in this document and pay plaintiffs' counsel for certain of their fees and expenses. The settlement is subject to final settlement documentation and approval by the court, after, among other things, notice is provided to the stockholders of Allied Capital. The terms of the merger agreement are not affected by the proposed settlement. As of the date of this document, the state and federal actions in the District of Columbia remain pending.

There can be no assurance that the settlement will be finalized or that the Maryland court will approve the settlement. The settlement terms, which require court approval, provide that the Maryland suits will be dismissed with prejudice against all defendants.

Allied Capital, Ares Capital, and the other defendants vigorously deny all liability with respect to the facts and claims alleged in the Maryland lawsuits and specifically deny that any further supplemental disclosure was required under any applicable law. The settlement is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to provide additional information to Allied Capital stockholders at a time and in a manner that would not cause any delay of the merger, Ares Capital and Allied Capital and its directors agreed to the settlement described above. The parties considered it desirable that the action be settled to avoid the expense, risk, inconvenience and distraction of continued litigation and to fully resolve the settled claims.

The following information supplements the information provided in "The Merger—Background of the Merger" on pages 118 through 129 of the Proxy Statement:

Investment Bankers

Relationships between BofA Merrill Lynch, Allied Capital and Ares Capital are disclosed in detail in Annex B-1 (pages B-11- B-12) to the Proxy Statement. BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Allied Capital and have received compensation for the rendering of these services, including (1) having acted as arranger, book manager and administrative agent for, and lender under, certain credit facilities of Allied Capital, (2) having acted as manager, agent and/or book runner for certain debt and equity offerings and trades by Allied Capital and (3) having provided certain foreign exchange and treasury management products and services to Allied Capital. In addition, BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Ares Capital and its affiliates and have received compensation for the rendering of these services, including having acted as (1) underwriter or dealer manager for certain equity offerings of Ares Capital (including Ares Capital's initial public offering and Ares Capital's equity offering in February 2010), (2) syndication agent for, and lender under, certain credit facilities of Ares Capital and (3) financial advisor to certain of Ares Capital's affiliates in connection with certain mergers and acquisitions transactions. After BofA Merrill Lynch rendered its fairness opinion to Allied Capital's board of directors on October 25, 2009, two affiliates of BofA Merrill Lynch were engaged by Ares Capital to participate in and/or provide advice and services with respect to amendments to Ares Capital's credit facility that were implemented in January 2010. The affiliates of BofA Merrill Lynch received compensation from Ares Capital in respect of that engagement.

Allied Capital and its board of directors decided to engage BofA Merrill Lynch to provide a fairness opinion in connection with the merger because of its experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Allied Capital and its business. Allied Capital and its board of directors also decided to engage Sandler O'Neill to provide a fairness opinion to Allied Capital's board of directors in connection with the merger because unlike BofA Merrill Lynch, Sandler O'Neill did not have any past or current relationship to Allied Capital or Ares Capital prior to their engagement.

Allied Capital's Exploration of Strategic Alternatives

Allied Capital's board of directors carefully considered whether it was the appropriate time to engage in a business combination with Ares Capital and whether Allied Capital should pursue other alternatives simultaneously. As described in detail in the Proxy Statement (pages 118-129), both in 2008 and in early 2009, Allied Capital explored a variety of strategic alternatives and held various discussions regarding potential transactions. In reaching the determination to proceed with Ares Capital, Allied Capital's board of directors considered, with the assistance and advice of its external financial and legal advisors, whether it would be appropriate to run a process soliciting other potential buyers or merger partners. Based on the prior exploration of alternatives, Allied Capital's board of directors and its advisors were cognizant of the limited universe of capable, interested buyers for Allied Capital. Allied Capital's board of directors concluded that the risks and uncertainties associated with such a process outweighed the potential benefits and would have likely resulted in Ares Capital being unwilling to proceed with its proposal because of, among other things, the time and expense involved. In rendering its advice, Allied Capital's advisors at BofA Merrill Lynch noted that at the request of Allied Capital they had contacted several parties deemed most likely to be interested in and capable of acquiring Allied Capital, but none of the parties demonstrated serious interest in pursuing an acquisition.

Exclusivity Period

Allied Capital decided to enter into an exclusivity period for a limited period of time with Ares Capital in order to encourage both parties to negotiate a merger agreement that was agreeable to both parties.

Fixed Exchange Ratio

As described in detail in the Proxy Statement, Ares Capital's offer to Allied Capital included a fixed exchange ratio of the right to receive 0.325 shares of common stock of Ares Capital for each share of Allied Capital common stock. The agreement presented to Allied Capital did not include a collar and Allied Capital did not request a collar. Allied Capital's board of directors determined that a fixed exchange ratio was in the best interests of Allied Capital stockholders as it would permit them to benefit from any appreciation in the price of Ares Capital's common stock.

The following information supplements the information provided in Annex C-1, "Sandler O'Neill & Partners, L.P.—Description of Process in Rendering Opinion," of the Proxy Statement:

Sandler O'Neill did not draw any conclusions concerning its analysis of the relative contributions of the two companies, nor with respect to any of the other analyses they undertook in preparing their fairness opinion. Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O'Neill made its own qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analysis and factors or focusing on only some of the information presented, without considering all the analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analysis and opinion.

In performing its analysis, Sandler O'Neill considered all BDCs that are publicly traded in the U.S. with a market capitalization in the excess of $100 million. Given that Allied Capital and Ares Capital both meet that qualification, the same group of companies was used for both Allied Capital and Ares Capital. Sandler O'Neill did not apply any multiples from the comparable companies to Allied Capital and therefore did not come up with any indicated values for Allied Capital.

Sandler O'Neill used information from SNL Financial, a widely recognized data service, to provide the multiples. Sandler O'Neill selected only one transaction because only one transaction occurred in the last few years. Sandler O'Neill did not believe that other transactions in a different environment were applicable.

With respect to the discounted cash flow analyses, Sandler O'Neill determined the terminal value multiple ranges based on its review of the historical trading multiples of the companies and their peers. Sandler O'Neill determined the discount rates based on its review of, and judgments concerning, the returns that a reasonable investor would expect from companies with similar financial characteristics in the current market environment.

The following information supplements the information provided in Annex B-1, "Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated—Description of Process in Rendering Opinion," of the Proxy Statement:

The relative contribution analysis prepared by BofA Merrill Lynch was one of many inputs into the overall financial analysis BofA Merrill Lynch provided to the Allied Capital board. No single input or model was determinative of the views and analysis performed by BofA Merrill Lynch.

BofA Merrill Lynch performed a financial analysis of companies comparable to Allied Capital and Ares Capital by selecting the universe of companies that, in BofA Merrill Lynch's opinion, represented the companies with the most similar financial, operating and regulatory governance attributes (including leverage and other limitations imposed through operation as a BDC).

BofA Merrill Lynch performed an analysis of selected precedent transactions compared to the proposed Allied Capital/Ares Capital transaction. BofA Merill Lynch presented one precedent transaction in this analysis because only one transaction that is relevant, representing a target company operating as a BDC, with similar financial, operating and regulatory governance attributes, has occurred in the sector over the past five years.

BofA Merrill Lynch performed a discounted cash flow analysis of the two companies. The methodology employed by BofA Merrill Lynch utilized projected cash flows and discounted these to present day values after applying a discount rate. Discount rates were selected following an analysis of historical dividend yields and spreads on corporate bonds, amongst other factors.

The following information supplements the information provided in "The Merger—The Unsolicited Offer from Prospect Capital" on pages 137 through 146 of the Proxy Statement:

On January 14, 2010, Allied Capital received an unsolicited non-binding offer from Prospect Capital to acquire all of the issued and outstanding shares of Allied Capital in a stock-for-stock merger with a proposed share exchange ratio of 0.385 Prospect Capital shares for each Allied Capital share. On January 19, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

On January 26, 2010, Prospect Capital renewed its unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.385 Prospect Capital shares for each Allied Capital share to 0.40. On February 3, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

On February 9, 2010, Prospect Capital issued a third unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.40 Prospect Capital shares for each Allied Capital share to 0.4416 Prospect Capital shares for each Allied Capital share which expired on February 17, 2010. On February 11, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

The reasons for the determination of Allied Capital's board are set forth in detail in its letters to Prospect Capital contained in the Proxy Statement.

On March 5, 2010, Prospect Capital issued a press release announcing it had terminated its solicitation of Allied Capital stockholders in opposition to the proposed merger with Ares Capital.

Solicitation of Proxies

The following information supplements the information provided on pages 85 and 88 of the Proxy Statement:

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees, including employees of Ares Capital's investment adviser and its affiliates, without special compensation therefor, may be soliciting proxies (by telephone, by electronic mail or by facsimile, telegram or other electronic means or in person) from Ares Capital and

Allied Capital stockholders in favor of the proposals to be considered and voted upon at the Ares Capital special meeting and the Allied Capital special meeting.

Allied Capital Dividend Reinvestment Plan

The following information supplements the information provided in "Allied Capital Dividend Reinvestment Plan" on page 405 of the Proxy Statement:

Allied Capital's dividend reinvestment plan will be suspended in connection with the special dividend of $0.20 per share which Allied Capital's board of directors intends to declare to Allied Capital stockholders of record on the date the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon. As a result, the dividend reinvestment plan will not apply this special dividend and Allied Capital stockholders who participate in the dividend reinvestment plan will receive the dividend in cash.

Allied Capital's dividend reinvestment plan will be terminated immediately prior to the effective time.

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER

The Court signed the Preliminary Approval of Class Action Settlement and Revised Scheduling Order on March 18, 2010 (the "Scheduling Order"), which among other things, provided for the preliminarily approval of the settlement of the Action (the "Settlement") in accordance with the Stipulation of Settlement by and among the parties dated March 17, 2010 (the "Stipulation"), and for dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation.

The Stipulation included as attachments, among other things, (i) a form of Notice of Pendency and Proposed Settlement of the Class Action to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied, and (ii) a form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing.

Counsel for the original parties to the Stipulation as well as counsel for plaintiffs in actions that are pending in the Superior Court for the District of Columbia and in the United States District Court for the District of Columbia have now executed an Amended Stipulation of Settlement dated May 24, 2010 (the "Amended Stipulation of Settlement"), which has been filed with the Court. The Amended Stipulation includes, among other things: (i) a revised form of Notice of Pendency and Proposed Settlement of the Class Action ("Notice") to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing

ENTERED
MAY 27 2010
Clerk of the Circuit Court
Montgomery County, Md

in the stock transfer records maintained by or on behalf of Allied (at Exhibit B), and (ii) a revised form of Order and Final Judgment to be considered by the Court for entry at the Settlement Hearing (at Exhibit C).

The Court having read and considered the Amended Stipulation and accompanying documents, and all parties having consented to the entry of this Order, and good cause appearing for its entry,

NOW, THEREFORE, this 26th day of May, 2010, upon application of the parties, IT IS ORDERED, that:

1. For purposes of this Order, except as specifically set forth herein, the Court adopts and incorporates the definitions contained in the Amended Stipulation.

2. Within twelve (12) business days after the earlier of (i) the conclusion of the deposition of John Scheurer, representative of Allied, or (ii) June 7, 2010, Defendants shall cause a Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), substantially in the form annexed as Exhibit B to the Amended Stipulation, to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied. The form and method of notice specified herein is the best notice practicable, constitutes due and sufficient notice of the Settlement Hearing to all persons entitled to receive notice, and fully satisfies the requirements of due process, Rule 2-231 of the Maryland Circuit Court Rules, and applicable law.

3. The revised form of Order and Final Judgment attached as Exhibit C to the Amended Stipulation will be substituted in place of the form that was included as Exhibit C to the original Stipulation.

ENTERED
MAY 27 2010
Clerk of the Circuit Court
Montgomery County, Md.

4. Other than as set forth above, the Scheduling Order remains in force and effect.

Michael Mason

Judge Michael D. Mason

ENTERED

MAY 27 2010

Clerk of the Circuit Court
Montgomery County, Md